

141 W Jackson Blvd., Suite 800
Chicago, IL 60604

Statement of Financial Condition

Dough LLC
Year Ended December 31, 2018
With Report of Independent Registered Public Accounting Firm







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67992

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dough LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 W Jackson Blvd., Ste 800
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Agnes Krupa (312) 444-8691
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

155 N. Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e) (2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Agnes Krupa _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of dough LLC _____ , as of December 31 _____ , 20 18 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____



"OFFICIAL SEAL"
PHILIP B GRIGUS
Notary Public, State of Illinois
My Commission Expires 1/14/2023


_____
Signature

Chief Financial Officer, PEAK6 Capital Management LLC
_____
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Dough LLC

Statement of Financial Condition

Year Ended December 31, 2018

Contents



Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Report of Independent Registered Public Accounting Firm

To the Members of Dough LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Dough LLC (the Company) as of December 31, 2018 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst + Young LLP

We have served as the Company's auditor since 2010.

Chicago, Illinois
February 27, 2019

Dough LLC

Statement of Financial Condition

Year Ended December 31, 2018

Assets		
Cash	$	3,294,880
Receivables from clearing brokers		1,039,992
Fixed assets, less accumulated depreciation of $31,842		350,267
Other assets		46,932
Total assets	$	4,732,071
Liabilities and member's equity		
Liabilities:		
Accounts payable, accrued expenses, and other liabilities	$	286,912
Payable to affiliate		151,270
Accrued compensation		6,233
Total liabilities		444,415
Members' equity		4,274,961
Additional paid-in capital		12,695
Total equity		4,287,656
Total liabilities and members equity	$	4,732,071

See accompanying notes.

Dough LLC

Notes to Financial Statements

December 31, 2018

1. Organization and Nature of Business

Dough LLC (the Company) is a Delaware limited liability company that is owned by PEAK6 Investments LLC (50%) and tastytrade, Inc. (50%). The two members have Class A shares with equal rights and privileges with the exception of Board Seats, where PEAK6 has four to tastytrade's three.

The Company operates a platform to facilitate the opening of customer accounts and securities transactions. All accounts are introduced to and carried by Apex Clearing Corporation on a fully-disclosed basis. As a result, Dough will not hold customer funds or securities. Dough is a registered broker-dealer with the Securities and Exchange Commission and is a member of FINRA. As of December 31, 2018 the Company did not have any active customer accounts.

2. Significant Accounting Policies

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Receivables from Clearing Brokers

Receivables from clearing brokers relate to proprietary test trades and cash balances held by the clearing brokers.

Stock-Based Compensation

Stock-based compensation is recognized over the requisite service period of granted awards, which generally is the vesting period of such awards. The stock-based compensation for each award is calculated based on the grant-date fair value of each award according to Accounting Standards Codification (ASC) 718, *Stock Compensation.*

2. Significant Accounting Policies (continued)

Income Taxes

As a limited liability company (partnership), the Company is not subject to federal income taxes. Instead, the Members are liable for federal income taxes on the taxable income of the Company. The Company may be subject to certain state and local taxes. In accordance with the provisions set forth in Accounting Standards Codification (ASC) 740, *Income Taxes*, management has reviewed the Company's tax positions for all open tax years, which includes 2015 to 2018, and concluded that as of December 31, 2018, a provision for income taxes is not required. To the extent the Company records interest and penalties, they are included in other expenses in the statement of operations.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in ASC 605, Revenue Recognition.

The new standard introduces a framework for recognizing revenue that focuses on the transfer of control rather than risks and rewards. The new standard also requires significant additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments, changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. The Company adopted the new revenue recognition standard on 1/1/2018 but had no revenues to report for 2018.

In February 2016, the FASB issued ASU no. 2016-02, Leases (Topic 842). The goal of the new standard is to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet. The standard requires a lessee to recognize in the balance sheet a liability to make lease payments and a right of use asset representing its right to use the underlying asset for the lease term for leases exceeding 12 month term. The update is effective for reporting periods beginning after December 15, 2018. Management has completed the contract review phase and has determined the new standard will not have a material impact to the financial statements.

3. Related-Party Transactions

The Company and its affiliates are parties to an intercompany expense-sharing agreement that outlines the allocation of direct and indirect costs between the entities. The Company reimburses all direct costs paid by its affiliates, which are included in the respective line items on the statement of operations. The following is a summary of (a) the transactions covered by this agreement, (b)

3. Related-Party Transactions (continued)

the amount reported and (c) the respective financial statement line item in which the amount is reported:

- The Company pays affiliates for consulting services related to technology, compliance, legal, HR, recruiting, operations, facilities, marketing and accounting services. $992,291 has been reported in consulting fees from affiliate on the statement of operations.
- At December 31, 2018, $151,270 of amounts payable to affiliates is included in payable to affiliate on the statement of financial condition.

4. Stock-Based Compensation

The Company maintains stock-based compensation in the form of an equity incentive plan (the Plan). All of the options outstanding pursuant to the Plan are options to buy common membership interests (interests) of the Company granted to employees of the Company. Under the terms of the Plan, the Company may grant eligible officers, employees, directors, and other individuals performing direct services for the Company equity incentive awards up to 10% of the total number of the Company's interests. Options outstanding to employees represented 4% of the Company's interests as of December 31, 2018.

For the year ended December 31, 2018, the Company's compensation expense related to all current outstanding options was $12,695 and is included in compensation and benefits expense in the statement of operations.

The vesting for each option grant is set by the Company. During 2018, all employee option grants had a vesting period of four years from first anniversary date following the grant date. The options will vest with respect to 25% of the aggregate number of interests on each of the first four anniversaries of the applicable start date. In general, one-fourth of the options become exercisable on the first anniversary date. The remaining three-fourths become exercisable over the remaining three years. All options expire seven years after the date from which the vesting begins.

Dough LLC

Notes to Financial Statements (continued)

4. Stock-Based Compensation (continued)

The following table summarizes the option activities of the Plan for the Company's employees for the year ended December 31, 2018:

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)
Outstanding at January 1, 2018	–	–	
Granted to employees	41,600	$ 10.00	3.67
Exercised by employees	–	–	
Forfeited by employees	–	–	
Outstanding at December 31, 2018	41,600	$ 10.00	3.67
Exercisable at December 31, 2018	–		

The fair value of the option grant was estimated on the date of the grant using the Black-Scholes option-pricing model. The model takes into account the stock price and exercise price at the grant date and the following assumptions:

Risk-free interest rate	2.98%
Expected volatility	31.55
Time to maturity	7 years

The risk-free interest rate assumption is based on the rate available on zero-coupon U.S. government issues with a remaining term similar to the expected life of the options. The expected volatility assumptions are based on the historical volatility of the industry counterpart's stock at the grant date. The expected term represents the period of time that options granted are expected by the Company to be outstanding.

5. Commitments and Contingencies

General Contingencies

In the ordinary course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications to the counterparties under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

6. Net Capital Requirements

The Company, as a registered broker-dealer with the Securities and Exchange Commission (SEC), is subject to the net capital requirements of the SEC Uniform Net Capital Rule 15c3-1 (the Rule) of the Securities and Exchange Act of 1934, administered by the SEC and FINRA. The Company is required to maintain net capital equal to the greater of 2% of combined aggregate debit items or $250,000, as these terms are defined. At December 31, 2018, the Company had net capital of $3,890,465, which was $3,640,465 in excess of its required net capital of $250,000.

The Rule may effectively restrict advances to affiliates or capital withdrawals.

7. Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company's financial statements through the date the financial statements were available to be issued. Management has determined that there are no material events or transactions that would affect the Company's financial statements or require disclosure in the Company's financial statements.